Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING CORPORATION
ANNOUNCES CREDIT AGREEMENT AMENDMENT INITIATIVE

Calgary, Alberta, Canada – June 17, 2010

Precision Drilling Corporation ("Precision") announced today that it intends to seek an amendment to its credit agreement, dated as of December 23, 2008, as amended (the "Credit Agreement"), among Precision, a syndicate of lenders and Royal Bank of Canada, as administrative agent.  If approved, the amendment would have the effect of reducing the LIBOR floor for the existing Term B loans and reducing the interest rate margins on the existing Term B loans.   Precision can offer no assurance that it will obtain the amendment to the Credit Agreement on the terms proposed by Precision or at all.

Cautionary Statement Regarding Forward-Looking Information and Statements

Certain statements contained in this news release, including statements that contain words such as "anticipate", "expect", "believe", "may" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, this news release contains forward-looking information and statements relating to the expectations of Precision regarding the approval of proposed amendments to the Credit Agreement and the effect of such amendments on the Term B loans.  These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of its perception of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances.  However, whether actual results or achievements will conform to Precision's expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from Precision's expectations.  Such risks and uncertainties include, but are not limited to the failure of the lenders under the Credit Agreement to accept Precision's proposed amendments to the Credit Agreement.  Consequently, all of the forward-looking information and statements made in this news release are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized.  Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol "PD" and on the New York Stock Exchange under the trading symbol "PDS".

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com